Mail Stop 3561

March 29, 2007

By U.S. Mail and facsimile to (212) 884-8498

Mr. Andrew Lerner
Chief Executive Officer
Inter-Atlantic Financial, Inc.
400 Madison Avenue
New York, New York 10017

>   **Re: Inter-Atlantic Financial, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed on February 14, 2007**
>   **File Number 333-140690**

Dear Mr. Lerner:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Prior to effectiveness of the company's registration statement, please advise us as to whether NASD has cleared the amount of compensation allowable or payable to the underwriters.

2.   Please explain the basis for your disclosure that you anticipate that the units will be listed on the American Stock Exchange. Please explain how the company will satisfy each criterion for at least one of the listing standards on the exchange. Please include a discussion of all of the quantitative standards, *e.g.*, number of public shareholders. We may have further comment.

Prospectus Summary, page 1

3.	We note you identify criteria and areas of focus in financial technology that you will use in evaluating prospective target businesses. You also state that the company may decide to enter into a business combination that is not limited to a particular industry. Given that the company may not follow the noted criteria, please provide clear disclosure throughout the prospectus and remove the more detailed information about the financial services industry throughout, including industry specific risk factors, since you are not limited to this industry. Also, the focus on the competitive advantages relating to this industry should be removed.

4.	We note the statement that you do not have any specific business combination under consideration and you have not had any discussions with any target business regarding a possible business combination. Please disclose whether the company, its officers and directors or affiliates have been contacted by any companies regarding a potential business combination. Also, clarify whether any officers, directors or affiliates, directly or indirectly, have taken any steps in furtherance of a business combination.

5.	Please remove the statement that "officers and directors believe that there are significant opportunities for appropriately sized acquisitions in the financial services industry." Given the lack of activities in furtherance of your business plan, it does not appear that there is a basis for this statement.

6.	We note that the target business you acquire "must have a fair market value equal to at least 80% of your net assets." Please revise to clarify how the satisfaction of this requirement is determined. Clarify if you could base the value on the whole business even if you do not acquire 100% of such business. We may have further comment.

7.	We note the disclosure on page 5 that "through their work with Inter-Atlantic Group our officers and directors have acquired substantial knowledge about private financial services companies with revenues of $150 million or less." Clarify whether this knowledge includes companies that are looking to be acquired or that are looking for a vehicle to become public, and what role the current knowledge of officers and directors will play in the search for a target business. Clarify whether existing shareholders are aware of any business opportunities that may be presented to the company after the completion of the IPO. We may have further comment.

8.	Please revise to indicate that there is no limit on the reimbursement of out-of-pocket expenses.

9.	We note the disclosures here and in your Item 101 of Regulation S-K disclosure that no one has "on your behalf" engaged in any efforts to locate a target.

Considering the background of your management members, is it possible they are aware of possibilities in their separate capacities which they may direct to you afterwards? Considering you are selling your plan to acquire a business and nothing more, your initial shareholders knowledge and motivations in taking part in this company are material to the public's understanding of your company. Please revise to disclose all material knowledge in this document.

10.   We note the statement regarding the purchase of a total of 1.8 million warrants prior to the closing of this offering. If this is a private placement that will occur before the IPO, provide clear disclosure throughout the prospectus. This would include a mention of the private placement on the prospectus cover page, a discussion in the summary, *etc*. In addition, clarify those individuals, and their designees, that will make these purchases. Please make sure the agreements have been filed as exhibits.

11.   We note the disclosure regarding the portfolio company investments most similar to the company's financial technology acquisition strategy. Please explain the relevance of this disclosure or remove. Are these potential target opportunities for the company? We may have further comment.

12.   Please revise the reference to "certain limited exceptions" to the restriction on transferability of these insider units or warrants to clearly state those situations that would allow the transferability of these securities.

13.   We note that the conversion rights are available up to 29.99% of the common stock in the IPO. Provide clear disclosure regarding the reasons for this change in the conversion so that investors can understand the company's position when making an investment. Provide clear disclosure throughout the prospectus that this is different from the terms of a traditional SPAC and add a risk factor. In addition, add an additional risk factor at the beginning of the risk factors section discussing the risks associated with this change. Provide clear disclosure throughout that this will make it easier for a business combination to be approved. We may have further comment.

14.   In the proposed business section, we note that you continue to have the 80% threshold for the value of any business interest you acquire. Please revise to discuss the logistics of any acquisition in light of the revision to your conversion threshold.

15.   Clarify whether there are any specific requirements for exercising the redemption rights of shareholders voting to reject a business combination, such as requiring the shares be tendered prior to the shareholder meeting.

16.   We note that the revolving line of credit is subordinate to the public stockholders receiving a minimum of $7.76 per share. Clarify how this works. Will the line of

credit be used to reach this minimum amount, if funds are available pursuant to the line of credit?

17.   Provide as an example, the federal funds rate as of a recent date.

18.   We note the statement that "in the even we liquidate our trust account, our public stockholders will receive $7.76 per unit." It does not appear that there is a guarantee that they will receive this amount. Please advise or revise the disclosure throughout the prospectus. We may have further comment.

19.   We note the statement that you believe you will have sufficient funds available outside the trust to pay the estimated costs of dissolution and liquidation. Please provide the basis for this statement. Also, clarify to explain how such expenses will be paid if there are not sufficient funds available outside of the trust.

20.   Please explain why you will only seek approval regarding dissolution in conjunction with a proxy if it is within 90 days of the 24 months. The company may only extend the 18-month time period for the specific transaction covered by the letter of intent; therefore, if that transaction is not approved it would appear the company must at that point seek dissolution and liquidation.

21.   In addition, explain the dissolution and liquidation plans if you do not enter into a letter of intent or definitive agreement by the 18-month deadline.

22.   Briefly address the steps the company has taken to determine whether your officers and directors will be able to pay the claims of target businesses or claims of vendors or other entities that are owed money.

Risk Factors, page 17

23.   In the last sentence of the first risk factor, please delete the statement in parentheses regarding interest income from the proceeds of your offering, as any interest income would be classified as non-operating income rather than revenue.

24.   Revise risk factor four to clarify the approximate number of companies that are currently in registration, as they will also be competing for target businesses. Also, add the number of companies that have or are in the process of liquidating and dissolving.

25.   We note the disclosure in risk factor five that as a result of a particular negotiation of a business combination, the 29.99% may be reduced. Provide a more detailed discussion of the resultant risk to the company and investors. In addition, provide clear disclosure throughout the prospectus.

26.   We note the statement in risk factor seven that creditor claims "could take priority

over the claims of our public stockholders." Please provide an analysis as to when the claims of shareholders would take priority over the claims of creditors.

27.   Revise risk factor seven to specifically name the directors and executive officers that have agreed to indemnify the trust. Provide clear disclosure of the material terms of this agreement. Clarify whether there are any limitations on this indemnification.

28.   Provide the basis for your belief that "the likelihood of these directors and executive officers having to indemnify our trust account is minimal" or remove.

29.   Clearly state whether management intends to remain associated with the business following a business combination. Specifically name those individuals that may remain with the company. Clearly disclose throughout the prospectus the potential conflicts of interest. We note that these individuals will likely obtain compensation for their continued association with the company following a business combination and that it is likely that such compensation will be negotiated at the time the merger agreement is entered into. Discuss the resultant conflicts of interest and the impact this may have upon which business opportunity to pursue.

30.   Please revise to include a separate risk factor, if applicable, that the existing shareholders who purchased warrants privately may be able to exercise their warrants at times that the purchasers in the IPO may not.

31.   Revise the subheading of risk factor 14 to clarify that the warrants may expire worthless.

32.   Please explain the statement in risk factor 25 that any fairness opinion obtained would not be provided to shareholders unless requested. A fairness opinion is required to be provided, if obtained, in connection with the proxy statement.

33.   Clarify whether the company may consider as a target business a company affiliated with officers, directors or existing shareholders. If so, add appropriate risk factor disclosure. We may have further comment.

Use of Proceeds, page 28

34.   Please revise to indicate that there is no limit on the amount of the out-of-pocket expenses and that there is no review of the reasonableness of the expenses by anyone other than your board of directors.

35.   Disclose the material terms of the line of credit, including whether interest will be paid.

Proposed Business, page 45

36.   Clarify the role of Inter-Atlantic Group in your business plan. Also, disclose whether you may target businesses that Inter-Atlantic Group either currently or in the past, had an interest. Also, clarify the availability of information to Inter-Atlantic Group regarding potential targets and whether and how such information may be used by the company. We may have further comment.

37.   In the paragraph "Sources of target businesses," we note the disclosure that unaffiliated sources will inform you of potential target businesses and that such information will be either "solicited or unsolicited." Please revise to discuss how you will solicit proposals and how unsolicited parties would become aware of your search. Clarify whether any solicited or unsolicited sources have contacted you regarding potential business opportunities.

38.   Clarify whether any of your existing shareholders, officers or directors has had *any* discussions or communications regarding your company with any potential sources.

39.   Clarify whether you have had any contact with professional firms, preliminary or otherwise, regarding engaging their services in searching for a target business.

40.   Add a risk factor discussing the potential payment to the underwriters or Scura, Rise & Partners for services that may be provided after the business combination. Clarify whether either party has taken any steps, directly or indirectly, in the search for a target business and whether they have had any contact or communications with potential sources or potential target businesses. We may have further comment.

Dissolution and liquidation if no business combination, page 54

41.   We note here and elsewhere in the prospectus that you will seek to have the vendors and service providers whom you engage and prospective target businesses to execute agreements with you waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public stockholders. Please revise to specify what claims are covered and what claims, if any, are excluded. Please also revise to state how you determine if the parties have sufficient funds to cover the claims.

42.   We note your statement that on page 55, "we will seek to have all vendors, prospective target businesses or other entities we engage execute agreements with us waiving any right, title, interest or claim on any kind in or to any funds held in the trust account for the benefit of our public stockholders." We also note your statement that "certain of [y]our directors and executive officers will be

personally liable to ensure that the proceeds in [y]our trust account are not reduced by the claims of various vendors." Please clarify whether the indemnification covers prospective target businesses given the limitation that the claims are for services rendered and goods sold.

Management, page 62

43.   Please remove the more specific information regarding particular transactions of management, such as reference to the "$1 billion credit card business," "revenues grew significantly from 2001 to 2004," etc., as these are not relevant to this transaction and may imply that the target business, which the company has not even commenced a search for, will achieve similar results.

Board Committees, page 65

44.   Please revise to complete omitted information in compliance with Item 407 of Regulation S-K. For example, please fill in the independent directors, and the members of the committees.

45.   Describe the registrant's policy, if any, with regard to board members' attendance at annual meetings as required by Item 407(a)(2) of Regulation S-K.

46.   Please provide the disclosure required by Item 407(e) of Regulation S-K. If the company does not have a compensation committee, state the basis for the view of the board of directors not to have such a committee. See Item 407(e)(1).

Executive Compensation, page 66

47.   We note that you state, "[n]o executive officer has received any cash compensation for services rendered." Please revise to clarify whether any other form of compensation, including options, stock, non-equity incentives, *etc*., has been provided to the executive officers of the company. Refer to Item 402 of Regulation S-K.

Principal Stockholders, page 68

48.   Specifically name the promoters and clarify that they "are" your promoters.

Certain Relationships and Transactions, page 70

49.   We note your loan from Inter-Atlantic Group. Please revise to provide the information required by Item 404(a) of Regulation S-K, such as the amount of interest and the interest rate.

Financial Statements, page F-1

50.   We note that the consent of the independent accountant was dated prior to the
        audit opinion date. Please provide a currently dated consent of the independent
        accountant in any amendment and ensure that the financial statements are updated
        as required by Rule 3-12 of Regulation S-X.

Note E – Commitments, page F-9

51.   Please revise your disclosure to discuss the accounting treatment for the
        underwriter purchase option (UPO) in accordance with EITF 00-19. We note that
        your disclosure states that there will be no net cash settlement of the warrants
        included in the UPO, but not does not address whether cash settlement can occur
        with respect to the UPO itself. If true, state that: (i) the UPO may expire
        unexercised and unredeemed if there is no effective registration statement and (ii)
        that there are no circumstances under which you will be required to net cash settle
        the UPO.

52.   We note that a four year expected life was used to value the UPO, although it
        appears that the contractual life of the UPO is five years. When equity
        instruments are issued to non-employees, we believe that the contractual life
        should be used as the expected term assumption. Please advise and revise your
        disclosure as appropriate.

53.   We note your disclosure regarding your expected volatility of 33.8%. Please
        provide us with the name, market capitalization and calculated volatility for each
        of the identified companies. Also, please tell us whether you believe that the
        disclosed value represents fair value or calculated value under SFAS 123(R).
        Revise your disclosures as appropriate.

Part II
Item 15. Recent Sales of Unregistered Securities, page II-3

54.   Please add disclosure regarding the private placement warrant purchase and the
        exemption relied upon.

Item 16. Exhibits, page II-4

55.   Please include all exhibits, including the legality opinion, in your next filing.
        They are subject to review and the staff will need time to review them.

56.   Please file executed agreements.

Item 17. Undertakings, II-5

57.   Please revise to include the undertaking as set forth in Item 512(c) of Regulation
        S-K.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with
    respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility
    for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a
    defense in any proceeding initiated by the Commission or any person under the
    federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Raquel Howard at (202) 551-3291 or Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Geishecker at (202) 551-3422 or me at (202) 551-3790 with any other questions.

Sincerely,

John D. Reynolds
Assistant Director

cc: William N. Haddad, Esq.
       DLA Piper US LLP
       1251 Avenue of the Americas
       New York, New York 10020
       (212) 884-8498